TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 LOS ANGELES • NEW YORK • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

November 12, 2019

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ernest Greene
Sherry Haywood
Anne McConnell
Asia Timmons-Pierce

Re:	CPG Newco LLC
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted October 17, 2019
CIK No. 1782754

Dear Ladies and Gentlemen:

On behalf of our client, CPG Newco LLC (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated October 31, 2019, with respect to the Company’s Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on October 17, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). For the Staff’s reference, we are also sending to the Staff by overnight delivery a copy of this letter and both a clean copy of the Amended Draft Registration Statement and a version that is marked to show changes from the version of the Draft Registration Statement confidentially submitted on October 17, 2019.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the responses of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein have the meanings ascribed to such terms in the Amended Draft Registration Statement. The responses to the Staff’s comments set forth below, as well as the changes in the disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

U.S. Securities and Exchange Commission

November 12, 2019

Selected Consolidated Financial Data

Non-GAAP Financial Measures, page 65

1.	We note your response to comment three in our letter dated October 8, 2019. Please more fully address the following:

•	It remains unclear to us why changes in your warranty policy would be considered a non-recurring cost since warranty accruals are adjusted on an ongoing basis based on historical experience;

•

On page F-37, you disclose that you recorded a class action settlement related to certain legacy products and their performance of $7.5 million and paid $5.6 million to settle this class action. After the settlement, you indicate the remaining balance of $1.9 million was reversed in fiscal 2018. It remains unclear to us what consideration you gave to adjusting your Non-GAAP financial measure for this item which positively impacted your operating results based on your adjustment for the related expense; and

•

It remains unclear to us why you believe the tax impact of the adjustments you present for fiscal 2018 is reasonable. In this regard, absent the impact of the U.S. tax reform act, we do not understand why a tax rate of 3.8% is reasonable. Based on the loss you recorded in fiscal 2018, it does not appear to us that your use of this calculated effective tax rate is reasonable.

Response: The Company respectfully advises the Staff as follows (each bullet below corresponds to the corresponding bullet above in the Staff’s comment):

•	In response to the Staff’s comment, the Company has removed the warranty policy adjustments from its non-GAAP financial measures and has revised the related disclosure on pages 65-68.

•

The Company respectfully advises the Staff that the charge related to the reversal of the class action lawsuit was considered and reflected in the adjustments used to derive the non-GAAP financial measures. The $1.9 million reversal of the accrual occurred in the same period as the $1.6 million increase of the reserve for the separate Crane litigation matter disclosed in Note 9 to the Company’s Consolidated Financial Statements included in the Amended Draft Registration Statement. Management considered both charges to be non-recurring in nature and determined that the effects of both the class action reversal and the increase of the Crane reserve should be reflected in the adjustments used to derive the non-GAAP financial measures. As the two amounts netted to an immaterial amount in the income statement, the Company did not include either amount in the non-GAAP financial measures reconciliation tables.

The Company also respectfully advises the Staff that it reviews each of the adjustments reflected in its non-GAAP financial measures to ensure that, as contemplated by the Answer to Question 100.03 of the Non-GAAP Compliance and Disclosure Interpretations as updated on April 4, 2018 (the “C&DIs”), such

U.S. Securities and Exchange Commission

November 12, 2019

adjustments are treated consistently from period to period, that reversals of items for which adjustments have been made are also reflected as adjustments and that it has reflected all relevant items (whether charges or gains) within each category of adjustments.

•

In response to the Staff’s comment, the Company has determined that it will use the relevant statutory rate (rather than the effective rate) for both fiscal 2018 and 2017 for the individual line item adjustments that do not have a different tax rate that is more appropriately associated with them. The line item adjustments for which the Company determined it was not appropriate to apply the statutory rate were the adjustments for share-based compensation costs (because such costs relate to compensation in the form of profits interests for which the Company derives no tax deduction) and goodwill impairment (for which there was also no corresponding tax benefit to the Company). For each of those adjustments, the Company applied a tax rate of 0%. The Company believes that, consistent with the Answer to Question 102.11 of the C&DIs, this approach provides current and deferred income tax expense commensurate with the relevant non-GAAP financial measure. The effect of this approach is that the overall tax rate applied to the non-GAAP financial measures adjustments for fiscal 2018 (excluding the effect of the Tax Act) is 23.2% and for fiscal 2017 is 29.9%. Please refer to Attachment A hereto for the Company’s revised calculations of the tax impact of adjustments, and please also refer to the revised disclosure on page 68.

*    *    *    *

U.S. Securities and Exchange Commission

November 12, 2019

Please contact me at (650) 461-5610 if you wish to discuss the responses to the Staff’s comments.

Very truly yours,

/s/ John L. Savva
John L. Savva

cc:	Jesse Singh, CPG Newco LLC

Ralph Nicoletti, CPG Newco LLC

Greg Jorgensen, CPG Newco LLC

Paul Kardish, CPG Newco LLC

Rachel Sheridan, Latham & Watkins LLP

Samuel Rettew, Latham & Watkins LLP

Rita-Anne O’Neill, Sullivan & Cromwell LLP

U.S. Securities and Exchange Commission

November 12, 2019

Attachment A

Calculation of Tax Impact of Adjustments for CPG Newco LLC

Periods as shown

(amounts in thousands, USD)

Adjusted Net Income Reconciliation		Adjustments			Tax Rate Applicable to Adjustments
		Fiscal 2018		Fiscal 2017	Fiscal 2018	Fiscal 2017
Net income (loss)	$	7,189	$	(67,411)
Depreciation and amortization		77,665		77,657	24%	38%
Share-based compensation costs		3,099		1,459	0%	0%
Asset impairment costs[1]
Goodwill Impairment		—		32,200	0%	0%
Other costs		920		16,646	24%	38%
Business transformation costs		5,822		8,562	24%	38%
Capital structure transaction costs		367		295	24%	38%
Acquisition costs		7,361		—	24%	38%
Initial public offering costs		789		—	24%	38%
Other costs		1,667		20,330	24%	38%
Tax impact of adjustments		(22,702)		(46,926)	N/A	N/A
Tax Act remeasurement		(22,507)		—	N/A	N/A

Adjusted Net Income	$	59,670		$42,812
Overall tax rate applied to adjustments (excluding Tax Act remeasurement)					23.2%	29.9%

[1]	Total asset impairment costs were $0.9 million and $48.8 million in fiscal 2018 and 2017, respectively, as reflected in the Amended Draft Registration Statement.